FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2009

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3126 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Authorized Capital Publicly Listed Company
CORPORATE TAXPAYERS’ ENROLLMENT NUMBER 47.508.411/0001-56
NIRE 35.300.089.901

MINUTES OF THE ANNUAL AND EXTRAORDINARY SHAREHOLDERS’ MEETING HELD ON APRIL 30, 2009

1. DATE AND VENUE: On April 30, 2009 at 5:00 PM, at the Company’s headquarters located in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Luiz Antônio, no. 3142.

2. CALL NOTICE: A Call Notice was published in the ”Diário Oficial do Estado de São Paulo, Empresarial” on April 15, 16, and 17, 2009, on pages, 43, 65, and 78,respectively, and in the newspaper “Gazeta Mercantil” on April 15, 16, and 17, 2009, on pages A5, A23, and A9 respectively.

3. QUORUM: Shareholders representing over two-thirds of voting stock, in accordance with the signatures found in the respective Shareholders’ Attendance Book, and thus it was evidenced that there was a legal quorum in order to hold the Meeting.

4. THE PRESIDING BOARD: Chairman: Abilio dos Santos Diniz, Secretary: Marise Rieger Salzano.

5. AGENDA: At the Annual and Extraordinary General Meeting: (a) Reading, discussion and voting on the financial statements related to the year ended December 31, 2008; (b) Allocation of net income for the year 2008; (c) Determination of annual overall compensation of the Company’s management; (d) Acceptance of the resignation of the members of the Board of Directors, and the election of their substitutes; (e) Approval of the Board of Executive Officers’ proposal for amendment of Chapter VI of the By-laws, which proposes that the Fiscal Council shall be permanently installed and, consequently, the election of its sitting and alternate members, establishing their compensation. Should the proposal be approved by shareholders, the subsequent articles shall be renumbered; (f) Acceptance of the request for resignation of Mr. Fernando Maida Dall Acqua from serving as a member of the Advisory Board; (g) Approval of the Board of Executive Officers’ proposal for amendment of Article 19 of the By-laws, dissolving the Audit Committee; (h) Approval of the Board of Executive Officers’ proposal to capitalize the expansion reserve and profit retention reserve based on capital budget, resulting in the increase of Company’s capital stock in the amount of R$ 150,250,527.48, without the issue of new shares and subsequent approval to the amendment in Article 4 of the Company’s By-laws; (i) Approval of 2009 Investment Plan; (j) Approval of the Board of Directors’ proposal concerning the capital increase through the capitalization of the special goodwill reserve in the total amount of eighty-eight million, seven hundred and eighty thousand, one hundred and fifty-five Brazilian Reais and seventy-three centavos (R$88,780,155.73), with 20% of the total increase, that is, seventeen million, seven hundred and fifty-six thousand, thirty-one Brazilian Reais and fifteen centavos (R$17,756,031.15), capitalized without the issue of new shares, for the benefit of all shareholders, and 80% of the total increase, that is, seventy-one million, twenty-four thousand, one hundred and twenty-four Brazilian Reais and fifty-eight centavos (R$71,024,124.58), capitalized for the benefit of the Company’s controlling shareholder, Wilkes Participações S.A., pursuant to Article 7 of CVM Rule 319/99 (as amended), by means of the issue of new preferred shares, whose issue price will be the weighted average of the 15 trading sessions prior to the call notice. The Company’s shareholders will be granted the preemptive right for the subscription of new shares to be issued in compliance with Article 171 of Law 6,404/76 (as amended); and (k) Consolidation of the Company’s By-laws.

6. SUMMARY OF RESOLUTIONS: The Shareholders’ Meeting unanimously voted, except for item 6.7 of the Agenda, with the abstention of those legally barred,

6.1. To approve with no reservations the balance sheet and other financial statements as of December 31, 2008, which were published in the “Diário Oficial do Estado de São Paulo, Caderno Empresarial 2” dated March 4, 2009 on pages 2 to 9, and in the newspaper “Valor Econômico” dated March 4, 2009 on pages A15 to A20.

6.2. To approve the Company’s capital budget for the 2009 fiscal year, prepared by the Executive Officers pursuant to article 196, Law no. 6404/76.

6.3. To approve the 2.26.09 Management Proposal, duly complemented by the 2.27.09 Management Proposal, related to the allocation of the Net Income for 2008, particularly related to the approval of the payment of mandatory minimum dividends in the amount of sixty-one million, eight hundred fifty-one thousand, four hundred twenty-four Brazilian Reais and twenty-three centavos (R$61,851,424.23), corresponding to R$0.248999561 per each (1) common share and R$0.273899517 per each (1) preferred share. Dividends will be paid on June 25, 2009.

6.4. To establish the overall annual compensation of the Company’s managers in up to twenty-six million Brazilian Reais (R$26,000,000.00), and the Advisory Board’s compensation in up to two hundred sixteen thousand Brazilian Reais (R$216,000.00).

6.5. To accept the resignation of the following members of the Board of Directors: Messrs. Francis André Mauger, French citizen, married, administrator, Alien Identity Card (RNE) no. V357593-K, Individual Taxpayer’s ID (CPF/MF) no. 229.535.038 -70, resident and domiciled in the city and state of São Paulo, at Rua Timor, n. 136, Moema, CEP 04031-100, and Michel Alain Maurice Favre, French citizen, married, administrator, French Passport no. 03KD76791, with office at 58 Avenue Kleber, Paris, 75116, France.

6.6. To elect as members of the Company’s Board of Directors, with terms-of-office up to the 2011 Annual General Meeting, Messrs. Jean Louis Bourgier, French citizen, married, business administrator, French Passport no. 04EF04058, domiciled at 1, Esplanade de France, 42008 Saint Etienne, Cedex 2, France, and Antoine Marie Remi Lazars Giscard d’Estaing, French citizen, married, business administrator, French Passport no. 03TD37994, domiciled at 1, Esplanade de France, 42008 Saint Etienne, Cedex 2, France.

     In light of the resolutions above, the Company’s Board of Directors shall be composed as follows: Abilio dos Santos Diniz (Chairman), João Paulo Falleiros dos Santos Diniz, Ana Maria Falleiros dos Santos Diniz D’Avila, Pedro Paulo Falleiros dos Santos Diniz, Geyze Marchesi Diniz, Cândido Botelho Bracher, Guilherme Affonso Ferreira, Maria Silvia Bastos Marques, Fábio Schvartsman, Jean-Charles Henri Naouri, Hakim Laurent Aouani, Jacques-Edouard Marie Charret, Jean Louis Bourgier and Antoine Marie Remi Lazars Giscard d’Estaing.

6.7. To approve the Management Proposal to amend Chapter VI of the By-laws, which proposed that the Fiscal Council should operate permanently, and the subsequent renumbering of the Articles thereof. Thus, Chapter VI (Articles 29 to 32) of the By-laws shall have the following wording:

“CHAPTER VI

FISCAL COUNCIL

ARTICLE 29 – The Fiscal Council shall operate permanently and its members shall be annually appointed by the General Meeting.

Paragraph 1 - The members of the Fiscal Council and their alternates shall occupy their positions up to the first Annual Shareholders' Meeting held after their respective appointments, reelection permitted, and they shall remain in their positions until their successors take office.

Paragraph 2 – At their first meeting, the members of the Fiscal Council shall elect its Chairman, who shall be responsible for enforcing the committee’s resolutions.

Paragraph 3 - The Fiscal Council may request the Company to appoint qualified personnel to provide administrative and technical support.

ARTICLE 30 - The Fiscal Council shall be composed of no less than 3 (three) and up to 5 (five) effective members and the same number of alternates, residents in the country, shareholders or not, all of them qualified in accordance with the legal provisions.

Paragraph 1 – In the case of absence of impediment, the members of the Fiscal Council shall be replaced by their respective alternates.

Paragraph 2 - In addition to cases of death, resignation, dismissal and other cases provided for by law, the position of the member shall be considered vacant when the member of the Fiscal Council is absent, without just cause, at 2 (two) consecutive meetings or 3 (three) non-consecutive meetings in the course of the year.

Paragraph 3 - In the event of vacancy of the position of Fiscal Council member, if there is no alternate member, a General Meeting will be called to elect a member for the vacant position.

ARTICLE 31 - The Fiscal Council shall have the powers and duties conferred upon it by law and the Internal Regulation of the Fiscal Council.

Paragraph 1 - The Fiscal Council holds quarterly general meetings and extraordinary meetings whenever necessary.

Paragraph 2 - Meetings are called by the Chairman of the Fiscal Council on his own initiative or per written request of any of its members.

Paragraph 3 - The resolutions of the Fiscal Council shall be made by absolute majority vote of those in attendance. In order for a meeting to be instituted, the majority of the members must be present.

Paragraph 4 - The members of the Fiscal Council shall participate in the committee’s meetings by telephone or video conference call, or any other electronic means of communication, and shall be considered present at the meeting. Immediately after the meeting is over, the members must confirm their votes through a written declaration sent to the Chairman of the Fiscal Council by conventional mail, fax, or electronic mail. Upon receipt, the Chairman of the Fiscal Council shall be empowered to sign the minutes of the meeting on behalf of its members.

ARTICLE 32 - The compensation of the members of the Fiscal Council shall be fixed by the General Shareholders' Meeting in which they are appointed, with due observance of the legal limit.”

     Immediately thereafter, the representative of the shareholders Polo Norte Fundo de Investimento Multimercado, Polo Fundo de Investimento em Ações and Vinson Fund LLC, pursuant to item “a”, paragraph four, Article 161 of the Brazilian Corporate Law, appointed Mr. Antônio Carlos Pinto de Azeredo, as member of the Fiscal Council, and Mr. Carlos Eduardo Parente de Oliveira Alves, as his alternate, The meeting was adjourned for the minority shareholders attending the meeting to vote separately on the proposal. After the meeting was re-opened, the following members were elected to the Company’s Fiscal Council for a one (1)-year term-of-office: Messrs. Fernando Maida Dall Acqua, Brazilian citizen, married, university professor, Identity Card (RG) no. 4.146.438 SSP/SP, Individual Taxpayer’s ID (CPF/MF) no. 655.722.978 -87, resident and domiciled in the city and state of São Paulo, at Rua Carlos Queiroz Telles, n. 81, apto. 131, Panamby, CEP 05704-150; Mario Probst, Brazilian citizen, married, business administrator, Identity Card (RG) no. 4.745.481 -7 SSP/SP, Individual Taxpayer’s ID (CPF/MF) no. 029.415.318 -74, resident and domiciled in the city and state of São Paulo, at Rua Robélia, n. 614, Jardim Prudência, CEP 04648-240; and Miguel Roberto Gherrize, Brazilian citizen, married, accountant, Identity Card (RG) no. 2.563.050 SSP/SP, Individual Taxpayer’s ID (CPF/MF) no. 107.140.308 -72, resident and domiciled in the city and state of São Paulo, at Rua Joaquim José Esteves, n. 60, apto. 192C, CEP 04740-000; having as their alternates, respectively, Messrs. Antonio Luiz de Campos Gurgel, Brazilian citizen, married, business administrator, Identity Card (RG) no. 2.575.484 SSP/SP, Individual Taxpayer’s ID (CPF/MF) no.. 030.703.368 -68, resident and domiciled in the city and state of São Paulo, at Rua Professor Alexandre Correia, n. 321, apto. 72, Jardim Vitória Régia, CEP 05657-230; John Michael Streithorst, Brazilian citizen, married, computer engineer, Identity Card (RG) no. 08367388-9 IFP-RJ, Individual Taxpayer’s ID (CPF/MF) no. 001.186.767 -17, resident in the city and state of São Paulo, at Rua Desembargador Joaquim Barbosa de Almeida, n. 413, Alto de Pinheiros, CEP 05463-010; and Oswaldo Orsolin, Brazilian citizen, married, economist, Identity Card (RG) no. 2.911.852 -9 SSP/SP, Individual Taxpayer’s ID (CPF/MF) no. 034.987.868 -49, resident in the city and state of São Paulo, at Avenida Lopes de Azevedo, n. 154, casa 1, Jardim Everest, CEP 05603-000.

     The overall annual compensation of the Company’s Fiscal Council was established in up to four hundred thirty-two thousand Brazilian Reais (R$432,000.00)

6.8. To accept the resignation of Mr. Fernando Maida Dall Acqua, as qualified above, from the position of member of the Advisory Board.

6.9. To approve the Management Proposal to amend Article 19 of the By-laws, dissolving the Audit Committee. Thus, Article 19 of the By-laws shall have the following wording:

“ARTICLE 19 – The Company shall have 3 (three) Special Committees, namely: (i) Human Resources and Compensation Committee; (ii) Financial Committee; and (iii) Development and Innovation Committee; which will be responsible for elaborating proposals or making recommendations to the Board of Directors, in their respective business areas. The Board of Directors may constitute other Committees in addition to those aforementioned.

Paragraph 1 - Each Special Committee shall be composed of no less than 3 (three) and up to 5 (five) members, for a term of office of 3 (three) years, reelection permitted. The members of each Special Committee shall be appointed by the Board of Directors, exclusively from among its members. The Board of Directors shall also appoint the Chairman of each Special Committee.

Paragraph 2 - In the event of absence or temporary impediment of any member of any Special Committee, the absent member shall appoint, from among the other members of the Board of Directors, his or her replacement. In the event of vacancy, the Chairman of the Board of Directors shall call a General Meeting up to 7 (seven) days after the position has been confirmed verified vacant for the election of the new member of the Special Committee, until the end of the term of office. There is no prohibition against appointment of a member to more than one Special Committee during the same term of office.

Paragraph 3 - The Special Committees shall hold meetings whenever called by the Chairman of Board of Directors, on his own initiative or per written request of any member of the Special Committees. Meetings of the Special Committees may be called by any member of the respective Committee whenever the Chairman of the Board of Directors does not respond to the request for call presented by said member within 7 (seven) consecutive days counting from the day of receipt of the request.

Paragraph 4 - The duties of each Special Committee shall be established by the Board of Directors.”

6.10. To approve the 2.26.09 Management Proposal, duly complemented by the 4.7.09 Management Proposal, regarding the capitalization of reserves constituted in prior years, which were used to expand the Company’s business, in the total amount of one hundred fifty million, two hundred fifty thousand, five hundred twenty-seven Brazilian Reais and forty-eight centavos (R$150,250,527.48), as follows:

(i) Expansion reserve constituted at the meeting held on April 30, 2008, at the amount of R$ 135,225,474.73 (one hundred and thirty-five million, two hundred and twenty-five thousand, four hundred and seventy-four Brazilian Reais, and seventy-three centavos); and

(ii) Earnings retention reserve based on capital budget, at the amount of R$ 15,025,052.75 (fifteen million, twenty-five thousand, fifty-two Brazilian Reais, and seventy-five centavos).

6.11. To approve the increase in the Equity Capital without issuing new shares, in the total amount of R$ 150,250,527.48 (one hundred and fifty million, two hundred and fifty thousand, five hundred and twenty-seven Brazilian Reais, and forty-eight centavos), in connection with the capitalization referred to in the above item, and hence Equity Capital will be raised from R$ 4,452,061,493.57 (four billion, four hundred and fifty-two million, sixty-one thousand, four hundred and ninety-three Brazilian Reais, and fifty-seven centavos) to R$ 4,602,312,021.05 (four billion, six hundred and two million, three hundred and twelve thousand, twenty-one Brazilian Reais, and five centavos).

     As a result, the “caput” of the Company´s By-laws’ article 4 shall become effective with the following wording:

“ARTICLE 4 – The Company’s Equity Capital is of R$ 4,602,312,021.05 (four billion, six hundred and two million, three hundred and twelve thousand, twenty-one Brazilian Reais, and five centavos), entirely paid in and divided into 235,328,939 (two hundred and thirty-five million, three hundred and twenty-eight thousand, nine hundred and thirty-nine) shares with no par value, of which 99,679,851 (ninety-nine million, six hundred and seventy-nine thousand, eight hundred and fifty-one) common shares and 135,649,088 (one hundred and thirty-five million, six hundred and forty-nine thousand, eighty-eight) preferred shares.”

6.12. to approve the Executive Officers’ Proposal with regard to the Investment Plan for 2009, in the amount of up to one billion, three hundred twenty-four million and seventy-eight thousand Brazilian Reais (R$1,324,078,000.00).

6.13. To approve the Company’s capital increase, for private subscription, upon partial capitalization of the Company’s special goodwill reserve, in the amount of eighty-eight million, seven hundred eighty thousand, one hundred fifty-five Brazilian Reais and seventy-three centavos (R$88,780,155.73), as per the 4.14.09 Management Proposal. Of the total increase, seventeen million, seven hundred fifty-six thousand, fifty Brazilian Reais and seventy-seven centavos (R$17,756,050.77) shall be capitalized without issue of new shares, in benefit, therefore, of all the Company’s current shareholders, and seventy-one million, twenty-four thousand, one hundred and four Brazilian Reais and ninety-six centavos (R$71,024,104.96) shall be capitalized in favor of the Company’s controlling shareholder, Wilkes Participações S.A., pursuant to Article 7 of Rule 319/99, issued by the Brazilian Securities and Exchange Commission (“CVM”), as amended, upon issue of two million, one hundred ninety-seven thousand, five hundred twenty-eight (2,197,528) new preferred shares of the Company. The issue price for the shares is of thirty-two Brazilian Reais and thirty-two centavos (R$32.32) per preferred share, and was established in accordance with the criteria set forth in Article 170, paragraph 1, of Law 6,404/76, based on the weighted average of the last fifteen (15) trading sessions prior to the publication of the Call Notice for this General Meeting. Issued shares shall be paid up upon partial capitalization of the Company’s special goodwill reserve, in favor of the Company’s controlling shareholder Wilkes Participações S.A., as provided for in Article 7 of CVM Rule 319/99. The Company’s shareholders shall have preemptive rights in the subscription of shares issued in the capital increase, and those who choose to do it shall pay the issue price of the subscribed shares directly to the Company’s controlling shareholder Wilkes Participações S.A., in domestic currency, as provided by in Article 171, paragraph 2, of Law 6,404/76, and in Article 7, paragraph 1, of CVM Rule 319/99. The preemptive right shall be exercised within thirty (30) days as of the publication of the Notice to Shareholders informing of such term. The share subscription shall be concluded after said term to exercise the preemptive right. In view of the capital increased approved herein, the Company’s capital shall be of four billion, six hundred ninety-one million, ninety-two thousand, one hundred seventy-six Brazilian Reais and seventy-eight centavos (R$4,691,092,176.78), divided into two hundred thirty-seven million, five hundred twenty-six thousand, four hundred sixty-seven (237,526,467) non-par shares, of which ninety-nine million, six hundred seventy-nine thousand, eight hundred fifty-one (99,679,851) are common shares, and one hundred thirty-seven million, eight hundred forty-six thousand, six hundred sixteen (137,846,616) are preferred shares.

     As a result, the “caput” of the Company´s By-laws’ article 4 shall become effective with the following wording:

“ARTICLE 4 – The Company’s Equity Capital is of R$ 4,691,092,176.78 (four billion, six hundred and ninety-one million, ninety-two thousand, one hundred and seventy-six Brazilian Reais and seventy-eight centavos), entirely paid in and divided into 237,526,467 (two hundred and thirty-seven million, five hundred and twenty-six thousand, four hundred and sixty-seven) shares with no par value, of which 99,679,851 (ninety-nine million, six hundred and seventy-nine thousand, eight hundred and fifty-one) common shares and 137,846,616 (one hundred and thirty-seven million, eight hundred and forty-six thousand, six hundred and sixteen) preferred shares.”

6.14. To approve the consolidation of the Company’s By-laws, including the changes approved herein. Said By-laws shall have the wording of Exhibit I hereto.

7. DOCUMENTS FILED: a) Call Notice; b) Financial Statements, Management Report and Independent Auditors’ Opinion; and c) Executive Officers’ Proposal.

8. CLOSING: There being nothing else to discuss, the meeting was adjourned, these minutes were drawn up in the summary format, which, after being read, approved and found in compliance was signed by all attending shareholders. São Paulo, April 30, 2009. Signatures: Abilio dos Santos Diniz – Chairman; Marise Rieger Salzano – Secretary.

Shareholders: (i) Wilkes Participações S.A on its own behalf and in the capacity of holder of the voting rights of Sudaco Participações Ltda. and Casino Guichard Perrachon (represented by Marise Rieger Salzano and Juan Javier Bordaberry Herran); (ii) Driehaus International Discovery Fund, Vanguard Total International Stock Índex Fund, A Series of Vanguard Star Funds, Norges Bank and Vanguard Investment Series, PLC, by means of its attorney-in-fact HSBC Corretora de Títulos e Valores Mobiliários S.A. (Antonio de Almeida e Silva); (iii) Abu Dhabi Retirement Pensions and Benefits Fund, Barclays Global Investors, NA, Bell Atlantic Master Trust, BGI Emerging Markets Strategic Insights Fund Ltd., Caisse de dépôt et placement du Québec, College Retirement Equities Fund, County Employees Annuity and Benefity Fund of the Cook County, Dimensional Emerging Markets Value Fund Inc., Dimensional Funds II, PLC, Dimensional Funds, PLC, Eaton Vance Structured Emerging Markets Fund, Eaton Vance Tax-Managed Emerging Markets Fund, Emerging Markets Index Fund E, Emerging Markets Strategic Insight Non-Lendable Fund B, Emerging Markets Sudan Free Equity Index Fund, Ford Motor Company Defined Benefit Master Trust, Geut Emerging Equity Passive 1, IBM Savings Plan, Institutionnel 3D, Ishares MSCI Brazil (Free) Index Fund, John Hancock Funds II International Equity Index Fund, John Hancock Trust International Equity index Trust A, John Hancock Trust International Equity index Trust B, Microsoft Global Finance, Northern Trust Quantitative Fund PLC, PPL Services Corporation Master Trust, Public Employees Retirement Association of New Mexico, Schwab Fundamental Emerging Markets Index Fund, State of California Public Employees Retirement System, State of Connecticut Retirement Plans and trust Funds, State Street Bank and Trust Company Investment Funds for Tax Exempt Retirement Plans, State Street Emerging Markets, Brazil MSCI Emerging Markets Index Commom Trust F, The Future Fund Board of Guardians, The Master Trust Bank of Japan Ltd. Re MTBC, The Monetary Authority of Singapore, The Pension Reserves Investment Management Board, The Texas Education Agency, Vanguard Emerging Markets Stock Index Fund, Vanguard Total World Stock Index Fund, A Series of Vanguard International Equity Index Funds and Wilmington Multi-Manager International Fund, by means of its attorney-in-fact Citibank N.A. (Antonio de Almeida e Silva); (iv) Pólo FIA and Vinson Fund LLC, by means of its attorney-in-fact Polo Capital Gestão de Recursos Ltda. (Antonio de Almeida e Silva); (iv) Pólo Norte FIM, by its fund administrator BNY Mellon Serviços Financeiros Distribuidora de Títulos e Valores Mobiliários S.A. (Antonio de Almeida e Silva); (v) Ascese FIA, DYC FIA, Dynamo Beton FIA, Dynamo Cougar FIA, Dybra FIA, TNAD FIA, FPRV Dyn Uirapuru FIA Previdenciário and Samambaia IV FIA, by means of its attorney-in-fact Dynamo Administração de Recursos Ltda. (Mario Coelho Joppert); (vi) Dynamo Brasil I LLC, Dynamo Brasil II LLC, Dynamo Brasil III LLC, Dynamo Brasil IV LLC, Dynamo Brasil V LLC, Dynamo Brasil VI LLC, Dynamo Brasil VII LLC and Dynamo Brasil VIII LLC, by means of its attorney-in-fact Dynamo Internacional Gestão de Recursos Ltda. (Mario Coelho Joppert); and (vii) Barthe Holdings LLC, Constellation Long Short FIM, Tyler Finance LLC, Pragma Constellation FIM, Constellation Rio FIM, Fundo FCB de Investimento em Ações and Constellation Ações FIA, by means of its attorney-in-fact André Luiz Bassi; and the audit firm Ernst & Young Auditores Independentes S.S., by means of its legal representative, Sergio Citeroni CRC 170652-O-1.

This is a free English translation of the original minutes in Portuguese.

MARISE RIEGER SALZANO
Secretary

Attorney’s visa:

     André Rizk
OAB/SP n. 207.927

EXHIBIT I

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

BY-LAWS

CHAPTER I
NAME, HEAD OFFICE, PURPOSE AND DURATION

ARTICLE 1 - COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO is a stock corporation with head offices and jurisdiction at Av. Brigadeiro Luiz Antonio, No. 3142, in the City of São Paulo, Federative Republic of Brazil, hereinafter governed by these By-laws, by Law 6,404 dated December 15, 1976, as amended, and other applicable legal provisions.

ARTICLE 2 - The corporate purpose of the Company is the sale of manufactured, semi-manufactured or raw products, both Brazilian and foreign, of any type or species, nature or quality, provided that the sale of such products is not prohibited by law.

Paragraph 1 - The Company may also engage in the following activities:

a) manufacture, processing, exportation, importation and representation of products either on its own or through third parties;

b) international trade, including that involving coffee;

c) importation, distribution and sale of cosmetic products for hygienic or make-up purposes, toiletries, sanitary and related products and food supplements;

d) sale of drugs and medicines, pharmaceutical and homeopathic specialties, chemical products, accessories, dental care equipment, tools and equipment for surgery, production of chemical products and pharmaceutical specialties, with the possibility that such activities of the Company are specialized as Drugstore, Allopathic Drugstore, Homeopathic Drugstore or Manipulation Drugstore of each specialty;

e) sale of oil products, filling up of fuels of any kind, rendering of technical assistance services, garage, repair, washing, lubrication, sale of accessories and other similar services, of any vehicles;

f) sale of products, drugs and general veterinary medicines; veterinary office, clinic and hospital and pet shop with bath and shearing service;

g) rental of VCR tapes;

h) performance of photo, film and similar studio services;

i) execution and administration of real estate transactions, purchasing, promoting subdivisions and incorporations, leasing and selling real estate properties on the Company~~’~~s own behalf as well as for third parties;

j) acting as distributor, agent and representative of merchants and industrial concerns established in Brazil or abroad and, in such capacity, for consignors or on its own behalf acquiring, retaining, possessing and carrying out any operations and transactions in its own interests or on behalf of such consignors;

k) data processing services;

l) building and construction services of all kinds, either on its own behalf or for third parties, purchase and sale of construction materials and installation and maintenance of air conditioning systems, cargo loaders and freight elevators;

m) utilization of sanitary products and related products;

n) highway transportation of general freight for its own products, including warehousing and storage services;

o) general advertising, including for other connected fields, being duly observed any legal restrictions;

p) purchase, sale and distribution of books, magazines, newspapers, periodicals and similar products;

q) performance of studies, analysis, planning and markets research;

r) performance of market test for the launching of new products, packing and labels;

s) creation of strategies and analysis of "comportamento setorial de vendas", of special promotions and advertising;

t) provision of management services of food, meal, drugstore, fuel and transportation vouchers/cards and other cards resulting from the activities related to its corporate purpose; and

u) representation of other companies, both Brazilian and foreign, and participation in other companies irrespective of the form or object of same.

Paragraph 2 - The Company may provide guarantees or collateral for business transactions of its interest, although it must not do so merely as a favor.

ARTICLE 3 - The Company~~’~~s term of duration shall be indefinite.

CHAPTER II
CAPITAL STOCK AND SHARES

ARTICLE 4 – The Company’s Equity Capital is of R$ 4,691,092,176.78 (four billion, six hundred and ninety-one million, ninety-two thousand, one hundred and seventy-six Brazilian Reais and seventy-eight centavos), entirely paid in and divided into 237,526,467 (two hundred and thirty-seven million, five hundred and twenty-six thousand, four hundred and sixty-seven) shares with no par value, of which 99,679,851 (ninety-nine million, six hundred and seventy-nine thousand, eight hundred and fifty-one) common shares and 137,846,616 (one hundred and thirty-seven million, eight hundred and forty-six thousand, six hundred and sixteen) preferred shares.

Paragraph 1 - The shares of capital stock are indivisible in relation to the Company and each common entitles its owner to one vote at the General Shareholders' Meetings.

Paragraph 2 - The shares shall be recorded in book-entry systems and be kept in deposit accounts on behalf of their holders with the authorized financial institution designated by the Company, without issuance of share certificates.

Paragraph 3 - The shareholders may convert their common shares into preferred shares at any time, provided that such shares are fully paid in and considering the limit provided by Article 5 below. The request for conversion shall be addressed in writing to the Executive Officers Committee. The conversion requests received by the Executive Officers Committee shall be subsequently ratified at the next meeting of the Board of Directors to be held, if the conditions herein above are met.

Paragraph 4 - The cost of the service of transferring the ownership of the book-entry shares charged by the depositary financial institution may be passed on to the shareholder, pursuant to the Paragraph 3 of Article 35 of Law No. 6,404/76, subject to the maximum limits established by the Brazilian Securities Exchange Commission ("Comissão de Valores Mobiliários").

ARTICLE 5 - The Company is entitled to issue new shares without maintaining proportion between types and/or classes of the existing shares, provided that the number of preferred shares shall not exceed the limit of 2/3 (two thirds) of the total issued shares.

Paragraph 1 - The preferred shares shall be entitled to the following privileges and preferences:

a) priority in the reimbursement of capital, in an amount calculated by dividing the Capital Stock by the number of outstanding shares, without premium, in the event of liquidation of the Company;

b) priority in the receipt of a minimum annual dividend in the amount of R$ 0.08 (eight centavos of Real) per 1 (one ) preferred share, on a non-cumulative basis;

c) participation under equal conditions as the common shares in the distribution of bonus shares resulting from capitalization of reserves or retained earnings; and

d) participation in the receipt of dividend as set forth in Article 35, IV, item "c" of these By-laws, which shall be distributed for the common and preferred shares so as to for each preferred share shall be ascribed a dividend ten percent (10%) higher than the dividend assigned to each common share, pursuant to the provisions of Article 17, Paragraph 1, of Law n. 6,404/76, as amended by Law n. 10,303/01, including, for purposes of such calculation, in the sum of the total amount of dividends paid to the preferred shares, the amount paid as minimum dividend set forth in item "b" of this Paragraph 1.

Paragraph 2 - The preferred shares shall have no voting rights.

Paragraph 3 - The preferred shares shall acquire voting rights in the event that the Company fails to pay the minimum dividends to which they are entitled according to these By-laws for a period of 3 (three) consecutive fiscal years, according to the provisions of Paragraph 1 of Article 111 of Law n. 6,404/76. These voting rights will cease upon the payment of such minimum dividends.

ARTICLE 6 - The Company is authorized to increase its Capital Stock by resolution of the Board of Directors without the need to amendment the Company By-laws, up to the limit of 400,000,000 (four hundred million) shares, through issuance of new common or preferred shares, with due regard to the limit established in article 5 above.

Paragraph 1 - The limit of the Company’s authorized capital shall only be modified by decision of a General Shareholders Meeting.

Paragraph 2 - Within the limit of the authorized capital and in accordance with the plan approved by the General Shareholders Meeting, the Company may grant stock options to the members of its management bodies or employees, or to individuals providing services to the Company.

ARTICLE 7 - The issuance of shares, subscription bonuses or debentures convertible into shares, may be approved by the Board of Directors, with the exclusion or reduction of the term for the exercise of preemptive rights, as provided in Article 172 of Law n. 6,404/76.

Sole Paragraph - Except for the provision set out in the heading of this article, the shareholders shall be entitled to preemptive rights, in proportion to their respective equity interests, in the subscription of any Company’s capital increases, with the exercise of such right being governed by the legislation applicable thereto.

CHAPTER III

GENERAL SHAREHOLDERS MEETING

ARTICLE 8 - The General Shareholders' Meeting is the meeting of the shareholders. The shareholders may participate at the General Shareholders' Meetings either in person or through attorneys-in-fact appointed as provided by law, in order to resolve upon the matters of interest of the Company.

ARTICLE 9 – The General Meeting shall be instated and chaired by the Board of Directors Chairman, in his absence, by the Chief Executive Officer and, in his absence, by an Officer appointed by the Board of Directors Chairman. The General Meeting shall be called by the Board of Directors Chairman and shall have the following attributions:

I. The amendment to the Company's By-laws;

II. The appointment and removal of members of the Company's Board of Directors at any time;

III. The appointment and removal of the Chairman of the Company's Board of Directors;

IV. The approval, annually, of the accounts and financial statements of the Company´s management, prepared by them;

V. The approval of any issuance of common or preferred shares up to the limit of the authorized capital, as provided in Article 6 above and/or any bonuses, debentures convertible into its shares or with secured guarantee or securities or other rights or interests which are convertible or exchangeable into or exercisable for its shares, or any other options, warrants, rights, contracts or commitments of any character pursuant to which the Company is or may be bound to issue, transfer, sell, repurchase or otherwise acquire any shares and the terms and conditions of subscription and payment;

VI The approval of any appraisals of assets, which the shareholders may contribute for the formation of the Company's capital;

VII. The approval of any proposal for change the corporate form, amalgamation, merger (including merger of shares – “incorporação de ações”), spin-off or split of the Company, or any other form of restructuring of the Company;

VIII. The approval of any proposal for dissolution or liquidation of the Company, appointing or replacement of its liquidator(s);

IX. The approval of the accounts of the liquidator(s);

X. The establishment of the global annual compensation of the members of any management body of the Company, including fringe benefits;

XI. The approval or the amendment of the annual operating plan;

XII. The approval of any agreement or the amendment in any agreement, directly or indirectly, between the Company and/or its affiliates and any of its controlling shareholders or their relatives, members of its management bodies or any of its controlled companys and affiliates thereto, exception made to those executed in the ordinary course of business, which should be contracted at arms length (market conditions);

XIII. The purchase, sale, disposal of or creation of lien on any asset of the Company or any other investment by the Company in an individual amount or cumulated over a fiscal year in excess of the amount in Reais equivalent to US$ 100,000,000.00 (one hundred million U.S. Dollars) or in excess of an amount equal to 6% (six per cent) of the net worth (“patrimônio líquido”) of the Company as determined in its latest annual balance sheet, whichever is the higher;

XIV. The approval of request by the Company of self-bankruptcy or of protection under any bankruptcy or reorganization law;

XV. The approval of any delisting of shares of the Company for trading on stock exchanges or filing for new listings;

XVI. The approval of any change in the Company's dividend policy;

XVII. The approval of any financial arrangement, including the lending or borrowing by the Company of funds and the issuance of non-convertible debentures, in excess of an individual amount equal to two (2) times EBITDA of the preceding twelve (12) months; and

XVIII – The approval of any joint venture of the Company with a third parties involving an individual investment or cumulated over a fiscal year in excess of the amount in Reais equivalent to US$ 100,000,000.00 (one hundred million U.S. Dollars) or in excess of an amount equal to six (6) percent of the net worth (“patrimônio líquido”) of the Company as determined in its latest annual balance sheet, whichever is the higher.

ARTICLE 10 – Any resolution of the General Shareholders’ Meeting shall be taken by the approval of shareholders representing at least the absolute majority of the present shareholders entitled to vote, except if qualified quorum is required by law.

ARTICLE 11 – The Annual Shareholders’ Meeting shall have the attributions set forth in the law and shall take place during the first four months following the end of each fiscal year.

Sole Paragraph - Whenever necessary, the General Shareholders’ Meeting may be installed extraordinarily, and may be carried out subsequently with the Annual Shareholders’ Meeting.

CHAPTER IV
MANAGEMENT

ARTICLE 12 - The Company shall be managed by a Board of Directors and an Executive Officers Committee.

Paragraph 1 - The term of office of the members of the Board of Directors and the Executive Officers Committee shall be up to 3 (three) years, reelection being permitted.

Paragraph 2 - The Directors and the Executive Officers shall take office by signing their oaths in the Book of Minutes of the Board of Directors or of the Executive Officers Committee, as the case may be.

Paragraph 3 - The term of office of the Directors and Executive Officers shall be extended until their respective successors take office.

Paragraph 4 - The minutes of the meetings of the Board of Directors and of the Executive Officers Committee shall be record in the proper book, which shall be signed by the present Directors and Executive Officers, as the case may be.

Section I
Board of Directors

ARTICLE 13 - The Board of Directors shall consist of at least 3 (three) and no more than 18 (eighteen) members, all of whom must be shareholders of the Company, elected and removed by the General Shareholders' Meeting.

Sole Paragraph - Considering the provisions of article 14, in the event of absence or temporary absence of any Director, that Director shall appoint, in writing, him/her replacement among the other Board members. In this case, besides his/her own vote, the Board Member who is to replace the temporarily absent or impeded Board Member, shall also cast the vote of the member replaced. In the event of permanent vacancy of a Director´s office, the Chairman shall call a General Shareholders’ Meeting within 15 (fifteen) days from the date of the occurrence of vacancy to fulfill such position permanently, until the end of the relevant term in office.

ARTICLE 14 - The Board of Directors shall have a Chairman, appointed by the General Shareholders' Meeting.

Sole Paragraph - In the event of absence of the Chairman of the Board of Directors, he shall appoint, in writing, other Director to replace him, who will perform the Chairman’s duties. In the event of permanent vacancy of the Chairman, any of the Directors shall call a General Shareholders’ Meeting within 15 (fifteen) days from the date of vacancy, for the appointment of the new Chairman of the Board of Directors in permanent manner, until the end of the relevant term in office.

ARTICLE 15 - The Board of Directors shall ordinarily meet at least five times every year, to review the financial and other results of the Company and to review and follow-up of the annual operating plan, and shall extraordinarily meet whenever necessary.

Paragraph 1 - The Chairman shall call the meetings of the Board of Directors, by his or her initiative or at the written request of any Director. Failure by the Chairman to call any meeting within 7 (seven) calendar days from the date of receipt of the request by any Director shall allow such Director to call the meeting.

Paragraph 2 – The calls for the meetings of the Board of Directors shall be made in writing, either by telex, facsimile or letter, at least 7 (seven) days prior to the date of each meeting, shall specify time and place and comprise a detailed agenda of the meeting. Any proposal of resolutions and all necessary documentation related thereto shall be at the Board of Directors disposal at the Company’s head office. The meetings shall be held regardless the respective call notice in case of attendance of all Directors in office at such time, or by the prior written consent of the absents Directors.

Paragraph 3 – The presence of at least 10 (ten) members of the Board of Directors, including those represented according to the sole paragraph of articles 13 and 14 above, shall be required for the installation of a meeting of the Board of Directors.

Paragraph 4 – The Chairman of the Board of Directors, in each meeting of the Board of Directors, may invite members of the Advisory Board of the Company as guests, who may express their opinions and participate in the discussions, without the right to vote.

ARTICLE 16 - The Board of Directors meetings shall be presided by its Chairman, or in its latter's absence, by other Director indicated by him.

Sole Paragraph – The resolutions of the Board of Directors shall be taken by majority of “ayes” cast by its members, and in case of a draw, the Chairman of the Board shall cast the tie braking vote, except as regards to the matters in which there is a conflict of interests, in which case the Chairman shall abstain from voting. Board members may partake of the meetings of the Board of Directors through e-conferencing, through video-conferencing or through any other means of electronic communications, being construed as attending the meeting and being required to confirm their vote through a written representation forwarded to the Chairman of the Board by letter, by facsimile or by e-mail right after the end of the meeting. Once said representation has been received, the Chairman of the Board shall have been fully empowered to sign the minutes of the meeting in the name of said board member.

ARTICLE 17 - The Board of Directors shall have an Executive Secretary, appointed by majority of the Directors, whose duties shall be defined in the meeting at which he is appointed.

ARTICLE 18 - In addition to the powers provided for in the applicable law, the Board of Directors shall have the powers to:

a) set forth the general guidelines of the Company's business;

b) appoint and remove the Executive Officers of the Company, establishing their duties and titles;

c) supervise action of the Executive Officers of the Company, examine, at any time, the records and books of the Company, request information on agreements executed or to be executed and on any other acts or matters;

d) call the General Shareholders' Meeting;

e) issue an opinion on the report of the management, the accounts of the Executive Officers Committee and the financial statements of the Company;

f) approve the issuance of shares of any type or class up to the limit of the authorized capital and establish the respective price and payment conditions;

g) appoint and remove the independent public accountants;

h) issue an opinion on any and all proposals of the Executive Officers Committee to be submitted to the General Shareholders’ Meetings;

i) authorize the acquisition of shares of the Company for purposes of cancellation or maintenance in treasury;

j) develop, jointly with the Executive Officers Committee, and approve a profit sharing and additional benefits program for the members of the management bodies and for the employees of the Company (Profit Sharing Program);

k) define the share of Company's profits to be allocated to the Profit Sharing Program in due compliance with the applicable legal provisions, these By-laws and the Profit Sharing Program in effect at such time. The amounts expensed or accrued in each fiscal year by way of profit sharing in addition to granting option to purchase Company’s stock shall be limited up to 15% (fifteen per cent) of the profit recorded in each fiscal year after the pertinent deductions have been effected in accordance with Article 189 of Law n. 6404/76;

l) set forth the number of shares to be issued under the stock option plan previously approved by the General Shareholders Meeting, provided that the limit established in item "k" above is duly observed;

m) set up Committees, that shall be responsible for making proposals or recommendations and giving their opinions to the Board of Directors and set forth its respective attributions, in accordance with the provisions of these By-laws;

n) approve the acquisition, sale, disposal or creation of any lien on any asset, including any real estate, of the Company or any other investments made by the Company in an individual amount or cumulated over a fiscal year in excess of the amount in Reais equivalent to US$ 20,000,000.00 (twenty million U.S. Dollars) and up to the amount in Reais equivalent to US$ 100,000,000.00 (one hundred million U.S. Dollars) or in excess of an amount equal to 1% (one percent) and up to 6% (six percent) of the net worth (patrimônio líquido) of the Company as determined in its latest annual balance sheet, whichever is the higher;

o) approve any financial arrangement involving the Company, including the lending or borrowing of funds and the issuance of non-convertible and unsecured debentures, in excess of an individual amount equivalent to 0,5 (one half) and up to 2 (two) times EBITDA of the preceding 12 (twelve) months;

p) approve the joint venture of the Company with third parties involving an individual investment or cumulated over a fiscal year up to the amount in Reais equivalent to US$ 100,000,000.00 (one hundred million U.S. Dollars) or up to an amount equal to 6% (six percent) of the net worth (patrimônio líquido) of the Company as determined in its latest annual balance sheet, whichever is the higher to be submitted to the General Shareholders’ Meetings; and

q) approve any and all agreement or amendment in any agreement, directly or indirectly, between the Company and/or its affiliates and any of its controlling shareholders or their relatives, members of its management bodies and their affiliates, except from those matters under regular course of business, which shall be executed under market conditions (arms-length) to be submitted to the General Shareholders’ Meetings;

ARTICLE 19 – The Company shall have 3 (three) Special Committees, namely: (i) Human Resources and Compensation Committee; (ii) Financial Committee; and (iii) Development and Innovation Committee; which will be responsible for elaborating proposals or making recommendations to the Board of Directors, in their respective business areas. The Board of Directors may constitute other Committees in addition to those aforementioned.

Paragraph 1 - Each Special Committee shall be composed of no less than 3 (three) and up to 5 (five) members, for a term of office of 3 (three) years, reelection permitted. The members of each Special Committee shall be appointed by the Board of Directors, exclusively from among its members. The Board of Directors shall also appoint the Chairman of each Special Committee.

Paragraph 2 - In the event of absence or temporary impediment of any member of any Special Committee, the absent member shall appoint, from among the other members of the Board of Directors, his or her replacement. In the event of vacancy, the Chairman of the Board of Directors shall call a General Meeting up to 7 (seven) days after the position has been confirmed verified vacant for the election of the new member of the Special Committee, until the end of the term of office. There is no prohibition against appointment of a member to more than one Special Committee during the same term of office.

Paragraph 3 - The Special Committees shall hold meetings whenever called by the Chairman of Board of Directors, on his own initiative or per written request of any member of the Special Committees. Meetings of the Special Committees may be called by any member of the respective Committee whenever the Chairman of the Board of Directors does not respond to the request for call presented by said member within 7 (seven) consecutive days counting from the day of receipt of the request.

Paragraph 4 - The duties of each Special Committee shall be established by the Board of Directors.

Section II
Executive Officers Committee (“Diretoria”)

ARTICLE 20 - The Executive Officers Committee (“Diretoria”) shall be composed of at least 2 (two) and no more than 14 (fourteen) members, shareholders or not, resident in Brazil, appointed and removed by the Board of Directors, one (1) being the Chief Executive Officer and the others Executive Officers.

ARTICLE 21 - The Executive Officers shall be in charge of the general duties set forth in these By-laws and those establish by the Board of Directors and shall keep mutual corporation among themselves and assist each other in the performance of their duties and functions.

Paragraph 1 – The duties and titles of each Executive Officer, shall be established by the Board of Directors.

Paragraph 2 - In the event of absences, occasional impairments and vacancy, the Executive Officers shall be replaced in the following manner:

a) in the event of absences and occasional impairments of the CEO, he shall be replaced by other Executive Officer indicated by him and in the event of permanent vacancy, the Board of Directors shall appoint the CEO’s substitute within 30 (thirty) days, who shall complete the term of office of the CEO;

b) in the event of absences and occasional impairments of the remaining Executive Officers, they shall be replaced by the CEO and, in the event of permanent vacancy, the Board of Directors shall appoint the Executive Officer’s substitute within 15 (fifteen) days, who shall complete the term of office of the substituted Executive Officer.

ARTICLE 22 - The Executive Officers Committee shall meet upon call of its CEO or of half of its Executive Officers in office.

Sole Paragraph - The minimum quorum required for the installation of a meeting of the Executive Officers Committee is the presence of at least 1/3 (one third) of the Executive Officers in office at such time. The resolutions of the Executive Officers Committee shall be approved by the majority of the votes. In the event of a tie in connection of any matter subject to the Executive Officers approval, such matter shall be submitted to the Board of Directors.

ARTICLE 23 - In addition to the duties that may be attributed to the Executive Officers Committee by the General Shareholders’ Meeting and by the Board of Directors, and without prejudice to the other legal duties, the Executive Officers Committee shall have the power to:

I. manage the Company’s business and ensure compliance with these By-laws;

II. ensure that the Company’s purpose is carried out;

III. approve all plans, programs and general rules of operation, management and control for the development of the Company, in accordance with the guidelines determined by the Board of Directors;

IV. prepare and submit to the Annual Shareholders’ Meeting a report on the corporate business activities, including the balance sheet and financial statements required by law for each fiscal year, as well as the respective opinions of the Audit Committee, as the case may be;

V. guide all Company's activities under the guidelines set forth by the Board of Directors and appropriate to the fulfillment of its purposes;

VI. suggest investment and operating plans or programs to the Board of Directors;

VII. authorize the opening and closing of branches, agencies or depots and/or institute delegations, offices and representations in any location of the national territory or abroad;

VIII. render an opinion on any matter to be submitted to the Board of Directors approval;

IX. develop and carry out, jointly with the Board of Directors, the Employee Profit Sharing Program.

ARTICLE 24 - The Chief Executive Officer, in particular, is entitled to:

a) plan, coordinate, conduct and manage all Company’s activities, as well as perform all executive and decision-making functions;

b) carry out the overall supervision of all Company’s activities, coordinating and guiding the other Executive Officers’ activities;

c) call, install and preside the meetings of the Executive Officers Committee;

d) coordinate and conduct the process of approval of the annual/pluriannual budget and of the investment and expansion plans together with the Board of Directors; and

e) suggest functions and respective candidates for the Executive Officers positions of the Company and submit such suggestion to the Board of Directors approval.

ARTICLE 25 - It is incumbent upon the Executive Officers to assist and support the CEO in the administration of the Company, in accordance with duties determined by the Board of Directors and perform all acts necessary for the regular Company’s activities, as long as these acts have been duly authorized by the Board of Directors.

ARTICLE 26 - The Executive Officers shall represent the Company actively and passively, in court and outside courts and before third parties, performing and signing all acts that result in obligations to the Company.

Paragraph 1 – For the granting of powers-of-attorney, the Company shall be represented by 2 (two) Executive Officers, acting jointly, of whom one must always be the CEO or others Executive Officers to be appointed by the Board of Directors, and all powers-of-attorney shall a validity term, except for powers-of-attorney granted for judicial purposes, in addition to the description of the powers granted which may cover any and all acts, including those related to banking operations;

Paragraph 2 - In case of acts that entail any kind of acquisition, sale, disposal or creation of any lien on any Company’s asset, including any real estate, as well as, for the granting of powers-of-attorney for the practice of such acts, the Company is required to be represented jointly by three (3) Executive Officers of whom one must always be the CEO and the others Executive Officers to be appointed by the Board of Directors.

Paragraph 3 - The Company shall be considered duly represented:

a) jointly by two Executive Officers of whom one must always be the CEO or other Executive Officer to be appointed by the Board of Directors;

b) jointly by one Executive Officer to be appointed by the Board of Directors, and an attorney-in-fact, when so determined by the respective power -of -attorney and in accordance with the powers contained therein;

c) jointly by two attorneys-in-fact, when so determined by the respective power of attorney and in accordance with the powers contained therein;

d) solely by an attorney-in-fact or Executive Officer, in specific cases, when so determined by the respective power of attorney and in accordance with the powers contained therein;

CHAPTER V
ADVISORY BOARD

ARTICLE 27 - The Company may have an Advisory Board, on a non-permanent basis, with up to 13 (thirteen) members, shareholders or not, appointed by the General Shareholders’ Meeting.

Paragraph 1 - The members of the Advisory Board shall have a term of office of 3 (three) years, reelection being permitted, and may receive the compensation set forth by the General Shareholders’ Meeting.

Paragraph 2 – The Advisory Board, when installed, shall meet ordinarily once every six months and extraordinarily whenever called by the Chairman of the Board of Directors.

Paragraph 3 - The call notices for the meetings of the Advisory Board shall appoint the agenda to be discussed, as well as the place, date and time of the meetings, and shall be sent by mail or facsimile, at least 5 (five) days prior to the meeting.

Paragraph 4 - The resolutions of the Advisory Board shall be record in the proper book, which shall be signed by the present members.

ARTICLE 28 - It is incumbent upon the Advisory Board to:

a) recommend to the Board of Directors measures to be taken to ensure the preservation and development of Company business and activities; and

b) render opinion on any matters submitted to them by the Board of Directors.

CHAPTER VI
FISCAL COUNCIL

ARTICLE 29 – The Fiscal Council shall operate permanently and its members shall be annually appointed by the General Meeting.

Paragraph 1 - The members of the Fiscal Council and their alternates shall occupy their positions up to the first Annual Shareholders' Meeting held after their respective appointments, reelection permitted, and they shall remain in their positions until their successors take office.

Paragraph 2 – At their first meeting, the members of the Fiscal Council shall elect its Chairman, who shall be responsible for enforcing the committee’s resolutions.

Paragraph 3 - The Fiscal Council may request the Company to appoint qualified personnel to provide administrative and technical support.

ARTICLE 30 - The Fiscal Council shall be composed of no less than 3 (three) and up to 5 (five) effective members and the same number of alternates, residents in the country, shareholders or not, all of them qualified in accordance with the legal provisions.

Paragraph 1 – In the case of absence of impediment, the members of the Fiscal Council shall be replaced by their respective alternates.

Paragraph 2 - In addition to cases of death, resignation, dismissal and other cases provided for by law, the position of the member shall be considered vacant when the member of the Fiscal Council is absent, without just cause, at 2 (two) consecutive meetings or 3 (three) nonconsecutive meetings in the course of the year.

Paragraph 3 - In the event of vacancy of the position of Fiscal Council member, if there is no alternate member, a General Meeting will be called to elect a member for the vacant position.

ARTICLE 31 - The Fiscal Council shall have the powers and duties conferred upon it by law and the Internal Regulation of the Fiscal Council.

Paragraph 1 - The Fiscal Council holds quarterly general meetings and extraordinary meetings whenever necessary.

Paragraph 2 - Meetings are called by the Chairman of the Fiscal Council on his own initiative or per written request of any of its members.

Paragraph 3 - The resolutions of the Fiscal Council shall be made by absolute majority vote of those in attendance. In order for a meeting to be instituted, the majority of the members must be present.

Paragraph 4 - The members of the Fiscal Council shall participate in the committee’s meetings by telephone or video conference call, or any other electronic means of communication, and shall be considered present at the meeting. Immediately after the meeting is over, the members must confirm their votes through a written declaration sent to the Chairman of the Fiscal Council by conventional mail, fax, or electronic mail. Upon receipt, the Chairman of the Fiscal Council shall be empowered to sign the minutes of the meeting on behalf of its members.

ARTICLE 32 - The compensation of the members of the Fiscal Council shall be fixed by the General Shareholders' Meeting in which they are appointed, with due observance of the legal limit.

CHAPTER VII
CORPORATE YEAR AND FINANCIAL STATEMENTS

ARTICLE 33 - The fiscal year ends on December 31 of each year, when the balance sheet and financial statements required by applicable law shall be prepared.

ARTICLE 34 - The Company may, at the discretion of the Executive Officers Committee, prepare quarterly or semi-annual balance sheets.

CHAPTER VIII
PROFIT DESTINATION

ARTICLE 35 – Upon the preparation of the balance sheet, the following rules shall be observed with respect to the distribution of the profits:

I. from the profits of the fiscal year shall be deducted, before any allocation of net income, the accumulated losses and the provision of the income tax;

II. after deducting the portions described in item I above, the portion to be distributed in the form of employee profit sharing shall be deducted, as determined by the Board of Directors, in compliance with the Profit Sharing Program and under the terms and according to the limits provided in items "j" and "k" of Article 18 herein;

III. in due compliance with the terms and limits established in paragraphs of Article 152 of Law No. 6404/76 and the limit established in item “k” of Article 18 herein, the amount corresponding to the managers in the Company’s profits shall be deducted, as determined by the Board of Directors, in compliance with the Profit Sharing Program;

IV. the remaining net profits shall have the following destination:

a) 5% (five per cent) shall be allocated to the legal reserve fund until such reserve reaches the limit of 20% (twenty per cent) of the Capital Stock;

b) amounts to the formation of the reserve for contingencies reserve, if so decided by the General Shareholders’ Meeting;

c) 25% (twenty five per cent) shall be allocated to the payment of the mandatory dividends pursuant to Paragraph 1 below, in accordance with the provisions contained in Paragraph 1 of Article 5 herein;

d) the profit not provisioned in the reserve described in Paragraph 2 below and not allocated in accordance with the provisions of Article 196 of Law No. 6404/76 shall be distributed as additional dividends;

Paragraph 1 – The mandatory dividends shall be calculated and paid in accordance with the following rules:

a) the basis for calculation of the dividends payable shall be the net profit of the fiscal year, less the amounts allocated to the legal reserve and the contingency reserves and plus the amount obtained from the reversion of the reserves of contingencies formed in the previous fiscal year;

b) the payment of the dividend calculated in accordance with the provisions of the previous item may be limited to the amount of the net profit effectively realized of the fiscal year for that has ended pursuant to the law, provided that the difference is registered as reserve for profits to be realized; and

c) the profits registered in the reserve for profits to be realized, when accrued and if such profits have not been absorbed by the losses in the subsequent fiscal years, shall be increased to the first declared dividends after such realization.

Paragraph 2 – It is hereby created, the Reserve for Expansion, which purpose shall ensure resources for financing additional investments in fixed assets and working capital and to which shall be allocated up to 100% of the remaining profits after the deductions and destinations established in items "a", "b" and "c" of item IV above. The total amount provisioned in such reserve shall nor exceed the total amount of the Company’s Capital Stock.

Paragraph 3 - If duly authorized by the Board of Directors, the Company may elect to distribute interim dividends, ad referendum by the General Shareholders’ Meeting.

Paragraph 4 - The Company may elect to pay or credit interests as compensation of its own capital calculated on the accounts of the net worth, in due observance of the rate and limits determined by law.

ARTICLE 36 – The amount of dividends shall be placed at the shareholders disposition within a maximum term of 60 (sixty) days as from the date of their allotment, and may be monetarily adjusted, if so determined by the Board of Directors, subject to the applicable legal provisions.

ARTICLE 37 - The financial statements and accounts of the Company shall be audited on an annual basis by internationally recognized independent accountants.

CHAPTER IX
LIQUIDATION

ARTICLE 38 - The Company shall be liquidated in the cases provided by law, and the General Shareholders’ Meeting shall determine the form of liquidation, appoint the liquidator and the members of the Fiscal Council, which shall operate during the liquidation, and establish their compensation.

CHAPTER X
FINAL PROVISIONS

ARTICLE 39 – The values in U.S.Dollars mentioned herein shall be exclusively used as reference for monetary update and shall be converted in Reais using the average exchange rate for the U.S. Dollar published by the Central Bank of Brazil.

ARTICLE 40 - The cases not regulated in these By-laws shall be solved in conformity with current applicable legislation.

ARTICLE 41 - The present By-laws shall come into effect as of the date of its approval by the General Shareholders Meeting.

MARISE RIEGER SALZANO
 Secretary

Attorney’s visa:

André Rizk
OAB/SP n. 207.927

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: May 13, 2009	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Administrative Director
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.